SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2013

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐              No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	2013 Interim Report, dated August 21, 2013.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

2

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 9, 2013	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

CONTENTS Financial Highlights Chairman?s Statement Report on Review of Interim Financial Statements Unaudited Consolidated Statement of Financial Position Unaudited Consolidated Statement of Comprehensive Income Unaudited Consolidated Statement of Changes in Equity Unaudited Consolidated Statement of Cash Flows Notes to the Unaudited Interim Financial Statements Other Information

Financial Highlights Six-month period ended 30 June 2012 2013 Rates of change Operating revenues (RMB millions) 138,021 157,520 14.1% EBITDA1 (RMB millions) 36,992 50,114 35.5% EBITDA margin2 29.2% 36.0% 6.8pp Net profit3 (RMB millions) 8,814 10,213 15.9% Earnings per share (RMB) 0.109 0.126 15.9% Capital expenditure (RMB millions) 25,647 33,050 28.9% Net asset value4 per share (RMB) 3.202 3.339 4.3% [Graphic Appears Here] EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation. EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales. Net profit represents profit attributable to equity holders of the Company. Net asset value represents equity attributable to equity holders of the Company.
China Telecom Corporation Limited
Interim Report 2013

Chairman_s Statement In the first half of 2013, the Company persisted in deepening the scale operation and data traffic operation to achieve dual enhancement in scale development and profitability. The corporate strengths were further reinforced. Through accurately capturing the development pattern of mobile Internet and breaking away from the constraints of traditional telecommunications operation mindset, the Company enhanced corporate vitality through market-driven mechanism, promoted rapid business development through differentiation and accelerated the product progress under the _Three New Roles_1 strategy. With continual enhancement of our four core capabilities in innovation, service, efficiently-centralised management and operation, our sustainable competitive advantages were further strengthened while our corporate transformation has deepened and entered a new stage. Operating Results In the first half of the year, the Company simultaneously recorded double-digit growth in both revenues and profits, with revenue growth surpassing industry average. Operating revenues amounted to RMB157.5 billion, representing an increase of 14.1% over the same period last year. Excluding mobile terminal sales, operating revenues were RMB139.2 billion, representing an increase of 10.0% over the same period last year, leading to a steady increase in the market share of revenues. The business structure was further optimised and the proportion of revenues from high growth businesses exceeded 87%. The operational risks of traditional businesses were further alleviated. EBITDA2was RMB50.1 billion, while The ?Three New Roles? refers to the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development. EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation. China Telecom Corporation Limited Interim Report 2013 [Graphic Appears Here]

Chairman_s Statement (Continued) EBITDA margin3 was 36.0%. The profit attributable to equity holders of the Company was RMB10.2 billion, representing an increase of 15.9% over the same period last year. Profitability was improved considerably with basic earnings per share of the Company of RMB0.13. Capital expenditure was RMB33.1 billion. Free cash flow4 reached RMB13.8 billion. Taking into consideration the cash flow of the Company and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider a final dividend proposal when reviewing the full year results and will propose any such final dividend to the shareholders_ general meeting accordingly. Achieve Excellent Dual Implementation Enhancement to in Profitability Scale Development and In the first half of the year, the Company persisted in 3G driven mobile operation and achieved further breakthrough in business scale, resulting in remarkable increase in net profit which grew at a faster pace than that in revenue. The value of mobile subscribers was further enhanced, the wireline broadband services grew steadily and the Internet application and informatisation application developed rapidly, significantly contributing to the expansion of subscriber scale and enhancement in profitability. With our perseverance in differentiation development, the Company?s _Three New Roles_ strategy was thoroughly implemented and our four core capabilities were notably enhanced. Persistent in deepening scale operation and data traffic operation By proactively leveraging the strengths in mobile network and services, the scale of our mobile services expanded rapidly and the market share continually increased. Reinforcing the terminal-led operation, the Company further expanded the high-end models and optimised the subsidy structure for terminals, leading to rapid growth in sales. We strengthened self-operated sales channels and deepened the open channel co-operation so as to continuously increase the contribution from open channels sales. We persistently placed concurrent emphasis on integrated products as well as efficiently-centralised single product. We also strengthened the application-driven mode, resulting in further optimisation of the quality of subscriber development. In the first half of the year, the net addition of mobile subscribers was 13.88 million and the number of mobile subscribers reached 175 million, of which the net addition of 3G subscribers was 18.28 million. 3G subscribers accounted for 50% of total mobile subscribers. The 3G smartphone subscribers accounted for 44% of total mobile subscribers. Mobile service revenues amounted to RMB54.6 billion, representing an increase of 28.3% over the same period last year, which was the highest growth rate in the industry and accounted for 35% of our total revenues. The Company will further improve the capability of our sales channels to accelerate the scale development of mobile services and persistently expand the scope for enhancing customer value. Data traffic operation achieved remarkable results. The Company reinforced the 3G applications coaching and precision marketing. As an industry pioneer, we launched pure data traffic packages. We coordinated the promotion of self-developed applications such as product centre services as well as external applications. We also strengthened the data traffic driving effect of our appealing products such as 189 Mail and e-Surfing Cloud, resulting in EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales. Free cash flow is calculated from EBITDA minus capital expenditure and income tax.
China Telecom Corporation Limited
3
Interim Report 2013

Chairman_s Statement (Continued) rapid expansion in data traffic. In the first half of the year, the average monthly data usage of our 3G handset users exceeded 168MB, representing an increase of 51% over the same period last year. The total Internet access traffic of our 3G handset users almost tripled while revenues from Internet access by our handset users nearly doubled from the same period last year, reaching RMB9.8 billion. Data ARPU rose considerably, driving a steady increase in the blended ARPU of mobile subscribers, with continuous improvement in quality. Next, the Company will leverage the intelligent pipeline and integrated platforms to enhance the data traffic operation models and accelerate the expansion of data traffic and value. The wireline broadband services grew steadily with continuous improvement in long-term sustainable competitiveness. The Company progressively promoted the campaign of _Lighting Fibre District_ and gradually expanded the fibre coverage and subscriber scale. The Company further strengthened customer segmentation and enriched the high-bandwidth applications while fostering the mutual driving effect of our 3G service and wireline broadband service. In the first half of the year, revenues from wireline broadband services amounted to RMB35.2 billion, representing an increase of 5.5% over the same period last year. The number of wireline broadband subscribers reached 95.82 million with a net addition of 5.7 million, among which the number of Fibre-to-the-Home (FTTH) subscribers reached 21 million, leading to continuous optimisation of customer structure. In the second half of the year, the Company will vigorously promote customer bandwidth upgrade, improve installation and maintenance efficiency and continue to promote high-bandwidth application so as to accelerate the transformation of our network competitiveness into marketing strengths and profit edge, driving further enhancement in customer value and steady development of broadband services. Informatisation application notably fostered the expansion of the overall business scale. Through enhancing the portals for government customers and public customers and enriching applications, the leading effect of _Smart Cities_ was further strengthened. Leveraging industry application product centres, the Company progressively expanded the scale of industry applications and promoted professional operation to further enhance profitability. We proactively promoted the scale replication of standardised products for enterprises customers such as _e-Surfing RFID_ and enhanced the penetration of _e-Surfing School_ in primary and secondary schools. We strengthened the promotion of applications for convenient living to further expand the public applications market. In the first half of the year, the net addition of mobile subscribers driven by informatisation applications was 6.08 million, representing an increase of 29% over the same period last year and accounting for 44% of the net addition of mobile subscribers. Adhering to differentiated development to thoroughly implement the _Three New Roles_ strategy We firmly grasped the trend and vigorously promoted innovation, actively integrating with informatisation service industry with gradual commercialisation in intelligent pipeline, integrated platforms and content and application services. The commercialisation of intelligent pipeline has developed progressively along with the continued improvement in the capability of integrated platforms. We gradually promoted intelligent wireline broadband services such as dynamic bandwidth assurance and self-served bandwidth upgrade. We rolled out mobile traffic control and optimisation services based on service identification to reinforce the differentiated mobile Internet experience. While expediting the construction of fundamental capability platforms of positioning and payment, we progressively foster [Graphic Appears Here] China Telecom Corporation Limited Interim Report 2013 [Graphic Appears Here]

Chairman_s Statement (Continued) the open capability of our integrated platforms and introduced over 600 cooperated applications. In the second half of the year, the Company will accelerate the commercialisation progress of the intelligent pipeline and integrated platforms to further enhance the dynamic of differentiated development. The commercialisation development of content and application services was accelerated. Riding on the successful operation of public applications product centres like _iMusic_, the Company adopted a product centre model to develop industrial applications for government and enterprises customers in an efficiently-centralised manner. The value contributed by eight industrial application product centres such as education, government administration, transportation and logistics emerged. We launched _e-Surfing Cloud_ products and successfully embarked on the commercialisation of our _Cloud_ computing services. The _Best Pay_ experienced a rapid growth, with transaction amount surging by 175% over the same period last year and the number of customer accounts reaching 9 times of that in the same period last year. Next, the Company will take initiatives to explore Internet applications such as _Internet of things_ and _Big Data_ to further strengthen the development of emerging businesses. Enhancing four capabilities to sharpen sustainable competitiveness strengths Adhering to an innovation-oriented approach. We further introduced Internet elements to reinforce corporate culture and promote a mindset change in employees as well as integrated enhancements. We also introduced market-driven mechanisms to continuously optimise talent cultivation and incentive systems, effectively stimulating corporate vitality. The next step, we will follow the Internet enterprise pattern to establish an organisational and decision-making mechanism for emerging businesses, and gradually implement a market-oriented approach in resource allocation and remuneration incentives to expedite the development of emerging businesses. Upgrading services comprehensively. Focusing on customer experience, we established a more responsive service system and more comprehensive customer service standards to cater to the needs of mobile Internet with a commitment to providing better and measurable service pledges. We took initiatives to innovate means of service, leading to industry-leading Weibo customer services and continued optimisation of online service and mobile palm service. We focused on the enhancement of the service quality of mobile and broadband services to strengthen customer relations. The customer satisfaction for our core businesses led the industry. Strengthening efficient-centralisation. The proportion of efficiently-centralised mobile single products and terminal sales continued to increase. The sales of efficiently-centralised single products and efficiently-centralised terminals for June accounted for 58% and 52%, respectively. Leveraging an innovative e-commerce model, we strengthened efficiently-centralised operation of our group-level e-channels, resulting in the new mobile subscribers developed via this channel in the first half of the year reaching 9 times of that in the same period last year. We also strengthened IT capabilities to support efficiently-centralised operation of the entire network, while further enhancing centralised procurement of equipment. The centralised procurement rate of telecommunications equipment was 99.5%. Continuing to optimise operation. We continued to reinforce corporate management and optimise resource allocation. We consolidated the collaboration and synergies across branding, service packages, marketing resources, terminals and channels. Through comprehensive sub-division of performance evaluation units, cost budgets and investment resources were allocated to primary operating units with a view to achieving unification of duties, rights and interests, so as to enhance better efficiency. Meanwhile, we strengthened our centralised capital management, optimised our investment structure and enhanced our cost control based on precision management to avoid risks. The operating efficiency of the Company was noticeably enhanced. China Telecom Corporation Limited 5 Interim Report 2013 [Graphic Appears Here]

Chairman_s Statement (Continued) Corporate Social Responsibility Governance and We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and corporate value to ensure our healthy growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition in the first half of the year, including _Overall Best Managed Company in Asia_ by FinanceAsia for three consecutive years, _The Best of Asia _ Icon on Corporate Governance_ by Corporate Governance Asia, and _No.1 Most Honoured Company in Asia_ by Institutional Investor. We persisted in operating with integrity and proactively fulfilled our corporate social responsibility to maintain a fair and orderly environment for market competition and facilitate healthy development of the entire value chain. Meanwhile, we actively promoted green operation, further strengthening energy conservation and emission reduction to improve utilisation efficiency of resources. We accomplished telecommunications assurance tasks for significant events such as earthquake relief in Ya_an, Sichuan and were highly commended by the society. Outlook At present, the mobile telecommunications market is at a fast growing stage with rapid migration to 3G. The demand for social informatisation will continue to expand, which will bring in opportunities for further scale expansion of our 3G service. Meanwhile, the global economy is now at a deepened adjustment stage. There are still uncertainties in domestic regulatory policies while the accelerated evolution of new technologies is driving up industry competition. The cross-sector competition of mobile Internet gradually emerged. In future, we will face new challenges. In the second half of the year, we will firmly seize the present golden window of opportunity and focus on accelerating the scale expansion of our strategic 3G services and wireline broadband services. We will promote rapid development of our emerging businesses through open cooperation to progressively accomplish fundamental enhancement of our business structure. Meanwhile, we will proactively participate in discussion to strive for the most favourable regulatory policies, especially on the issuance of LTE licence. We will also proactively prepare for future business development opportunities, and implement a focused and proactive investment strategy to enhance corporate value in full strength. Furthermore, we will organise and promote the cooperation with mobile virtual network operators firmly based on the principle of differentiated complementation and sustainable development, aiming for achieving a win-win situation and creating more value for shareholders. Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contribution as well as to Mr. Chen Liangxian for his valuable contribution during his tenure of office as a director of the Company. Also, I would like to welcome Mr. Xie Liang to join our Board of Directors. [Graphic Appears Here] Wang Xiaochu Chairman and Chief Executive Officer Beijing, China 21 August 2013 [Graphic Appears Here] China Telecom Corporation Limited Interim Report 2013 [Graphic Appears Here]

Report on Review of Interim Financial Statements [Graphic Appears Here] To the Board of Directors of China Telecom Corporation Limited Introduction We have reviewed the interim financial statements of China Telecom Corporation Limited (the _Company_) and its subsidiaries (collectively referred to as the _Group_) set out on pages 8 to 34, which comprise the consolidated statement of financial position as at 30 June 2013 and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34, _Interim Financial Reporting_ (_IAS 34_) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, _Review of Interim Financial Information Performed by the Independent Auditor of the Entity_, issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not prepared, in all material respects, in accordance with IAS 34. Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong 21 August 2013 China Telecom Corporation Limited 7 Interim Report 2013

Consolidated Statement of Financial Position (Unaudited) at 30 June 2013 (Amounts in millions) 30 June 31 December 2013 2012 Note RMB RMB ASSETS Non-current assets Property, plant and equipment, net 362,466 373,743 Construction in progress 43,691 32,484 Lease prepayments 25,371 25,759 Goodwill 29,918 29,918 Intangible assets 7,588 9,214 Interests in associates 1,044 1,016 Investments 629 616 Deferred tax assets 9 3,068 2,922 Other assets 3,882 4,190 Total non-current assets 477,657 479,862 Current assets Inventories 7,301 5,928 Income tax recoverable 235 1,505 Accounts receivable, net 5 24,285 18,768 Prepayments and other current assets 8,094 6,297 Time deposits with original maturity over three months 1,388 2,730 Cash and cash equivalents 6 19,982 29,982 Total current assets 61,285 65,210 Total assets 538,942 545,072 The notes on pages 14 to 34 form part of these interim financial statements. China Telecom Corporation Limited Interim Report 2013

Consolidated Statement of Financial Position (Unaudited) (Continued) at 30 June 2013 (Amounts in millions) 30 June 31 December 2013 2012 Note RMB RMB LIABILITIES AND EQUITY Current liabilities Short-term debt 7 23,700 6,523 Current portion of long-term debt 7 10,214 10,212 Accounts payable 8 69,163 68,844 Accrued expenses and other payables 77,455 105,736 Income tax payable 1,155 492 Current portion of deferred revenues 1,379 1,654 Total current liabilities 183,066 193,461 Net current liabilities (121,781) (128,251) Total assets less current liabilities 355,876 351,611 Non-current liabilities Long-term debt and payable 7 82,631 83,070 Finance lease obligations 1 3 Deferred revenues 1,550 1,791 Deferred tax liabilities 9 609 717 Total non-current liabilities 84,791 85,581 Total liabilities 267,857 279,042 Equity Share capital 80,932 80,932 Reserves 189,272 184,137 Total equity attributable to equity holders of the Company 270,204 265,069 Non-controlling interests 881 961 Total equity 271,085 266,030 Total liabilities and equity 538,942 545,072

Consolidated Statement of Comprehensive Income (Unaudited) for the six-month period ended 30 June 2013 (Amounts in millions, except per share data) Six-month period ended 30 June 2013 2012 Note RMB RMB Operating revenues 10 157,520 138,021 Operating expenses Depreciation and amortisation (34,693) (24,540) Network operations and support 11 (23,385) (31,258) Selling, general and administrative (34,968) (29,309) Personnel expenses 12 (22,306) (21,453) Other operating expenses 13 (26,747) (19,009) Total operating expenses (142,099) (125,569) Operating profit 15,421 12,452 Net finance costs 14 (2,615) (873) Investment income 673 79 Share of profits from associates 27 11 Profit before taxation 13,506 11,669 Income tax 15 (3,225) (2,797) Profit for the period 10,281 8,872 Other comprehensive income for the period: Items that may be reclassified subsequently to profit or loss: Change in fair value of available-for-sale equity securities 13 (109) Deferred tax on change in fair value of available-for-sale equity securities (3) 27 Exchange difference on translation of financial statements of subsidiaries outside mainland China (47) (10) Share of other comprehensive income from associates 1 ? Other comprehensive income for the period, net of tax (36) (92) Total comprehensive income for the period 10,245 8,780 Profit attributable to: Equity holders of the Company 10,213 8,814 Non-controlling interests 68 58 Profit for the period 10,281 8,872 Total comprehensive income attributable to: Equity holders of the Company 10,177 8,722 Non-controlling interests 68 58 Total comprehensive income for the period 10,245 8,780 Basic earnings per share 17 0.13 0.11 Number of shares (in millions) 17 80,932 80,932 The notes on pages 14 to 34 form part of these interim financial statements. China Telecom Corporation Limited Interim Report 2013

Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2013
(Amounts in millions)

		Attributable to equity holders of the Company									
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non-controlling interests RMB	Total equity RMB
Balance as at 1 January 2012		80,932	16,767	10,746	64,316	283	(818)	83,896	256,122	788	256,910
Profit for the period		–	–	–	–	–	–	8,814	8,814	58	8,872
Other comprehensive income		–	–	–	–	(82)	(10)	–	(92)	–	(92)
Total comprehensive income		–	–	–	–	(82)	(10)	8,814	8,722	58	8,780
Distributions to non-controlling interests		–	–	–	–	–	–	–	–	(7)	(7)
Dividends	16	–	–	–	–	–	–	(5,625)	(5,625)	–	(5,625)
Acquisition of the Sixth Acquired Business		–	(48)	–	–	–	–	–	(48)	–	(48)
Balance as at 30 June 2012		80,932	16,719	10,746	64,316	201	(828)	87,085	259,171	839	260,010
Balance as at 1 January 2013		**80,932**	**16,588**	**10,746**	**65,729**	**112**	**(821)**	**91,783**	**265,069**	**961**	**266,030**
Profit for the period		–	–	–	–	–	–	10,213	10,213	68	10,281
Other comprehensive income		–	–	–	–	11	(47)	–	(36)	–	(36)
Total comprehensive income		–	–	–	–	11	(47)	10,213	10,177	68	10,245
Distributions to non-controlling interests		–	–	–	–	–	–	–	–	(4)	(4)
Dividends	16	–	–	–	–	–	–	(5,433)	(5,433)	–	(5,433)
Disposal of a subsidiary	2	–	380	–	–	–	–	11	391	(144)	247
Balance as at 30 June 2013		**80,932**	**16,968**	**10,746**	**65,729**	**123**	**(868)**	**96,574**	**270,204**	**881**	**271,085**

Consolidated Statement of Cash Flows (Unaudited) for the six-month period ended 30 June 2013 (Amounts in millions) Six-month period ended 30 June 2013 2012 Note RMB RMB Net cash from operating activities (a) 42,092 36,540 Cash flows from investing activities Capital expenditure (31,897) (22,984) Lease prepayments (66) (23) Proceeds from disposal of property, plant and equipment 639 759 Proceeds from disposal of lease prepayments 212 18 Net cash inflow/(outflow) from disposal of subsidiaries 2 459 (116) Purchase of time deposits with original maturity over three months (1,388) (5,199) Maturity of time deposits with original maturity over three months 2,730 1,804 Payment for the payable to China Telecommunications Corporation related to the Mobile Network Acquisition (as defined in Note 7) (14,269) ? Payment for the first installment of the Mobile Network Acquisition (25,500) ? Net cash used in investing activities (69,080) (25,741) Cash flows from financing activities Principal element of finance lease payments (2) ? Proceeds from bank and other loans 35,345 5,760 Repayments of bank and other loans (18,209) (10,796) Payment of dividends (94) ? Payment for the acquisition price of the Sixth Acquisition (b) ? (48) Net cash distributions to non-controlling interests (5) (3) Net cash generated from/(used in) financing activities 17,035 (5,087) Net (decrease)/increase in cash and cash equivalents (9,953) 5,712 Cash and cash equivalents at 1 January 29,982 27,372 Effect of changes in foreign exchange rate (47) (11) Cash and cash equivalents at 30 June 19,982 33,073 The notes on pages 14 to 34 form part of these interim financial statements. China Telecom Corporation Limited Interim Report 2013

Consolidated Statement of Cash Flows (Unaudited) (Continued) for the six-month period ended 30 June 2013 (Amounts in millions) (a) Reconciliation of profit before taxation to net cash from operating activities Six-month period ended 30 June 2013 2012 RMB RMB Profit before taxation 13,506 11,669 Adjustments for: Depreciation and amortisation 34,693 24,540 Impairment losses for doubtful debts 1,103 922 Write down of inventories 139 247 Investment income (673) (79) Share of profits from associates (27) (11) Interest income (178) (216) Interest expense 2,820 1,111 Unrealised foreign exchange gain (27) (22) Gain on disposal of property, plant and equipment (183) (570) Operating profit before changes in working capital 51,173 37,591 Increase in accounts receivable (6,771) (5,364) Increase in inventories (1,512) (3) Increase in prepayments and other current assets (1,494) (783) Decrease in other assets 304 377 (Decrease)/increase in accounts payable (988) 3,134 Increase in accrued expenses and other payables 3,940 5,386 Decrease in deferred revenues (516) (739) Cash generated from operations 44,136 39,599 Interest received 180 227 Interest paid (680) (297) Investment income received ? 7 Income tax paid (1,544) (2,996) Net cash from operating activities 42,092 36,540 The Sixth Acquisition represents the acquisition of the digital trunking business (the ?Sixth Acquired Business?) from Besttone Holding Co., Ltd. by the Company on 30 April 2012.

Notes to the Unaudited Interim Financial Statements for the six-month period ended 30 June 2013 1. Principal Activities China Telecom Corporation Limited (the _Company_) and its subsidiaries (hereinafter, collectively referred to as the _Group_) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunication network resource services and lease of network equipment, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People_s Republic of China (the _PRC_). Following the acquisition of Code Division Multiple Access (_CDMA_) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (_Macau_) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, South America and North America regions. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (hereinafter _MIIT_), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, telecommunications network resource services and lease of network equipment, roaming and interconnection arrangements. Changes in Organisation During the Current Period Disposal of a subsidiary Pursuant to an agreement entered into by the Company and China Telecommunications Corporation on 26 April 2013, the Company disposed of an 80% equity interest in E-surfing Media Co., Ltd. (?E-surfing Media?), a subsidiary of the Company primarily engaged in the provision of video media services, to China Telecommunications Corporation. The initial consideration for the disposal of the equity interest in E-surfing Media was RMB1,195 million, which was concluded based on the valuation of the equity interests in E-surfing Media as at 31 December 2012 as filed for the state- owned assets appraisals. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on 80% of the change in the book value of the net assets of E-surfing Media during the period from 31 December 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media were transferred to China Telecommunications Corporation on 30 June 2013. The final consideration was arrived at RMB1,248 million. RMB1,195 million of the final consideration, which represented the initial consideration, was received by 30 June 2013.

Changes in Organisation During the Current Period (continued) Disposal of a subsidiary (continued) Analysis of assets and liabilities of the disposed subsidiary: 30 June 2013 RMB millions Current assets Cash and cash equivalents 736 Accounts receivables 150 Other current assets 1 Non-current assets Property, plant and equipment 111 Other non-current assets 18 Current liabilities Accounts payable 222 Other current liabilities 64 Other non-current liabilities 8 Net assets disposed of 722 Gain on disposal of a subsidiary: 30 June 2013 RMB millions Consideration received or receivable 1,248 Net assets disposed of (722) Non-controlling interests 144 Gain on disposal 670 The gain on disposal of E-surfing Media has been included in investment income of the consolidated statement of comprehensive income.

Changes in Organisation During the Current Period (continued) Disposal of a subsidiary (continued) Net cash inflow from disposal of a subsidiary: 30 June 2013 RMB millions Consideration received in cash and cash equivalents 1,195 Less: cash and cash equivalent balances disposed of (736) Net cash inflow from disposal of a subsidiary 459 (ii) Set up of a subsidiary On 9 June 2013, the Group set up a subsidiary, iMUSIC Culture & Technology Co. Ltd., which engages in the provision of music production and related information services. 3. Basis of Preparation These interim financial statements have been prepared in accordance with International Accounting Standard 34, _Interim Financial Reporting_ (_IAS 34_) issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 21 August 2013, reflect the unaudited financial position of the Group as at 30 June 2013 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2013. The interim financial information have been prepared on the historical cost basis except for certain available-for-sale equity securities, which are measured at fair values. Except as described below, the accounting policies used in the interim financial statements for the six months ended 30 June 2013 are the same as those followed in the preparation of the Group_s annual financial statements for the year ended 31 December 2012.

3. Basis of Preparation (continued) During the current period, the Group applied for the first time, certain new or revised International Financial Reporting Standards (_IFRSs_) that are effective for the current period: Amendments to IAS 1, _Presentation of Financial Statements _ Presentation of Items of Other Comprehensive IncomeThe Group has applied the amendments to IAS 1 in the current period. The amendments introduced new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, _statement of comprehensive income_ is renamed as _statement of profit or loss and other comprehensive income_ and _income statement_ is renamed as _statement of profit or loss_. However, the amendments to IAS 1 allow an entity to use titles for these statements other than those used in the amendments to IAS 1. The Group has not made any changes to the titles for these statements. In addition, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories to disclose: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis _ the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The application of the amendments has no significant impact on the presentation of items of other comprehensive income of the Group. IFRS 10, _Consolidated Financial StatementsIFRS 10 replaces the parts of IAS 27, _Consolidated and Separate Financial Statements_ that deal with consolidated financial statements and SIC 12, _Consolidation _ Special Purpose Entities_. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor_s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios. The application of IFRS 10 has no significant impact on the Group_s interim financial statements. IFRS 12, _Disclosure of Interests in Other EntitiesIFRS 12 is a disclosure standard, and brings together into a single standard all disclosure requirements applicable to entities_ interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those previously required by the respective standards. The application of IFRS 12 has no significant impact on the Group_s interim financial statements.

3. Basis of Preparation (continued) IFRS 13, _Fair Value MeasurementThe Group has applied IFRS 13 for the first time in the current period. IFRS 13 establishes a single source of guidance for fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad, and applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, subject to a few exceptions. Consequential amendments have been made to IAS 34 to require certain disclosures required for financial instruments to be made in the interim financial statements. Except for the disclosures of fair value information set out in note 19, the application of IFRS 13 has no significant impact on the Group_s interim financial statements. Amendments to IFRS 7, _Financial Instruments: Disclosures _ Offsetting Financial Assets and Financial LiabilitiesThe Group has applied the amendments to IFRS 7 in the current period. The amendments require entities to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The application of the amendments has no significant impact on the Group_s interim financial statements. The preparation of interim financial statements in conformity with IAS 34, _Interim Financial Reporting_ requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. These interim financial statements contain consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2012 annual financial statements. The interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs. These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company?s international auditor in accordance with Hong Kong Standard on Review Engagements 2410, _Review of interim financial information performed by the independent auditor of the entity_, issued by the Hong Kong Institute of Certified Public Accountants. The financial information relating to the financial year ended 31 December 2012 that is included in these interim financial statements as being previously reported does not constitute the Group_s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2012 are available from the Company?s registered office. The Company’s predecessor international auditor has expressed an unqualified opinion on those financial statements in the report dated 20 March 2013.

4. Segmental Reporting An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The location of the Group_s assets and operating revenues derived from activities outside mainland China are less than 10 percent of the Group_s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group_s operating revenues. 5. Accounts Receivable, Net Accounts receivable, net, are analysed as follows: 30 June 31 December 2013 2012 Note RMB millions RMB millions Third parties 25,857 19,637 China Telecom Group (i) 826 626 Other telecommunications operators in the PRC 679 529 27,362 20,792 Less: Allowance for doubtful debts (3,077) (2,024) 24,285 18,768 Note: (i) China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as ?China Telecom Group?. Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows: 30 June 31 December 2013 2012 RMB millions RMB millions Current, within 1 month 13,057 11,402 1 to 3 months 3,219 2,319 4 to 12 months 2,060 1,613 More than 12 months 1,018 387 19,354 15,721 Less: Allowance for doubtful debts (2,963) (1,932) 16,391 13,789

5. Accounts Receivable, Net (continued) Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows: 30 June 31 December 2013 2012 RMB millions RMB millions Current, within 1 month 2,931 1,945 1 to 3 months 2,360 1,573 4 to 12 months 1,923 980 More than 12 months 794 573 8,008 5,071 Less: Allowance for doubtful debts (114) (92) 7,894 4,979 Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing. 6. Cash and Cash Equivalents 30 June 31 December 2013 2012 RMB millions RMB millions Cash at bank and in hand 17,767 22,375 Time deposits with original maturity within three months 2,215 7,607 19,982 29,982 7. Short-Term and Long-Term Debt and Payable Short-term debt comprises: 30 June 31 December 2013 2012 RMB millions RMB millions Loans from banks ? unsecured 5,391 5,521 Other loans ? unsecured 80 182 Loans from China Telecom Group ? unsecured 18,229 820 Total short-term debt 23,700 6,523

7. Short-Term and Long-Term Debt and Payable (continued) The weighted average interest rate of the Group_s total short-term debt as at 30 June 2013 is 4.7% (31 December 2012: 5.5%). As at 30 June 2013, the loans from banks and other loans bear interest at rates ranging from 4.5% to 6.3% (31 December 2012: 4.5% to 6.7%) per annum and are repayable within one year; the loans from China Telecom Group bear interest at 4.5% (31 December 2012: 4.5% to 4.7%) per annum and are repayable within one year. Long-term debt and payable comprises: 30 June 31 December 2013 2012 Note RMB millions RMB millions Loans from banks ? unsecured (i) 1,163 1,240 Other loans ? unsecured (i) 1 1 Medium-term notes ? unsecured (ii) 29,971 29,951 Amounts due to China Telecommunications Corporation ? unsecured Deferred consideration of the Mobile Network Acquisition (iii) 61,710 61,710 Others ? 380 Total long-term debt and payable 92,845 93,282 Less: current portion (10,214) (10,212) Non-current portion 82,631 83,070 Note: The loans from banks and other loans bear interest at rates ranging from 1.00% to 8.30% (31 December 2012: 1.00% to 8.30%) per annum with maturity through 2060. On 23 October 2008, the Company issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum. On 28 December 2009, the Company issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum. All of the above medium-term notes are unsecured.

7. Short-Term and Long-Term Debt and Payable (continued)

Note: (continued)

(iii) Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter referred to as the "Mobile Network Acquisition"). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The annual interest rate for 2013 is 4.83%.

If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The Group's short-term and long-term debt and payable do not contain any financial covenants. As at 30 June 2013, the Group has unutilised credit facilities amounting to RMB145,205 million (31 December 2012: RMB163,130 million).

8. Accounts Payable

Accounts payable are analysed as follows:

	30 June 2013 RMB millions	31 December 2012 RMB millions
Third parties	**55,333**	56,333
China Telecom Group	**12,596**	11,473
Other telecommunications operators in the PRC	**1,234**	1,038
	69,163	68,844

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2013 RMB millions	31 December 2012 RMB millions
Due within 1 month or on demand	**15,320**	18,427
Due after 1 month but within 3 months	**13,996**	17,783
Due after 3 months but within 6 months	**19,103**	15,831
Due after 6 months	**20,744**	16,803
	69,163	68,844

9. Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance	
	30 June 2013 RMB millions	31 December 2012 RMB millions	**30 June 2013 RMB millions**	31 December 2012 RMB millions	**30 June 2013 RMB millions**	31 December 2012 RMB millions
Provisions and impairment losses, primarily for doubtful debts	**1,282**	1,028	**–**	–	**1,282**	1,028
Property, plant and equipment	**1,269**	1,279	**(212)**	(266)	**1,057**	1,013
Deferred revenues and installation costs	**517**	615	**(321)**	(378)	**196**	237
Available-for-sale equity securities	**–**	–	**(76)**	(73)	**(76)**	(73)
Deferred tax assets/ (liabilities)	**3,068**	2,922	**(609)**	(717)	**2,459**	2,205

	Balance at 1 January 2013 RMB millions	Recognised in statement of comprehensive income RMB millions	Disposal of a subsidiary RMB millions	**Balance at 30 June 2013 RMB millions**
Provisions and impairment losses, primarily for doubtful debts	1,028	254	–	**1,282**
Property, plant and equipment	1,013	48	(4)	**1,057**
Deferred revenues and installation costs	237	(41)	–	**196**
Available-for-sale equity securities	(73)	(3)	–	**(76)**
Net deferred tax assets	2,205	258	(4)	**2,459**

10. Operating Revenues Operating revenues represent revenues from the provision of telecommunications services. The components of the Group_s operating revenues are as follows: Six-month period ended 30 June 2013 2012 Note RMB millions RMB millions Wireline voice (i) 19,866 22,241 Mobile voice (ii) 28,426 23,289 Internet (iii) 48,395 42,825 Value-added services (iv) 17,836 14,902 Integrated information application services (v) 12,170 11,791 Telecommunications network resource services and lease of network equipment (vi) 8,624 7,682 Others (vii) 22,203 15,291 157,520 138,021 Note: Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, installation fees and interconnection fees charged to customers for the provision of wireline telephony services. Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnection fees charged to customers for the provision of mobile telephony services. Represent amounts charged to customers for the provision of Internet access services. Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc. Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications. Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group?s telecommunications networks and equipment. Represent primarily revenue from sale, rental and repair and maintenance of equipment.

11. Network Operations and Support Expenses Included in the Group_s network operations and support expenses are as follows: Six-month period ended 30 June 2013 2012 RMB millions RMB millions Operating and maintenance 12,838 11,694 Utility 5,199 3,966 Property rental and management fee 3,508 2,551 CDMA network capacity lease fee ? 11,768 Others 1,840 1,279 23,385 31,258 12. Personnel Expenses Personnel expenses are attributable to the following functions: Six-month period ended 30 June 2013 2012 RMB millions RMB millions Network operations and support 14,546 14,348 Selling, general and administrative 7,760 7,105 22,306 21,453 13. Other Operating Expenses Other operating expenses consist of: Six-month period ended 30 June 2013 2012 Note RMB millions RMB millions Interconnection charges (i) 7,787 6,733 Cost of goods sold (ii) 18,927 12,252 Donations 5 4 Others 28 20 26,747 19,009 Note: Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators? networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks. Cost of goods sold primarily represents cost of telecommunications equipment sold.

14. Net Finance Costs Net finance costs comprise: Six-month period ended 30 June 2013 2012 RMB millions RMB millions Interest expense incurred 2,988 1,286 Less: Interest expense capitalised* (168) (175) Net interest expense 2,820 1,111 Interest income (178) (216) Foreign exchange losses 24 22 Foreign exchange gains (51) (44) 2,615 873 *Interest expense was capitalised in construction in progress at the following rates per annum 1.1% ? 5.8% 1.4% ? 6.4% 15. Income Tax Income tax in the profit or loss comprises: Six-month period ended 30 June 2013 2012 RMB millions RMB millions Provision for PRC income tax 3,457 2,919 Provision for income tax in other tax jurisdictions 29 24 Deferred taxation (261) (146) 3,225 2,797

15. Income Tax (continued) A reconciliation of the expected tax expense with the actual tax expense is as follows: Six-month period ended 30 June 2013 2012 Note RMB millions RMB millions Profit before taxation 13,506 11,669 Expected income tax expense at statutory tax rate of 25% (i) 3,377 2,917 Differential tax rate on PRC subsidiaries? and branches? income (i) (84) (81) Differential tax rate on other subsidiaries? income (ii) (32) (11) Non-deductible expenses (iii) 146 157 Non-taxable income (iv) (40) (45) Effect of change in tax rate (v) ? 138 Others (vi) (142) (278) Actual income tax expense 3,225 2,797 Note: Except for certain subsidiaries and branches which are taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC. Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries? assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%. Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes. Amounts represent miscellaneous income which are not subject to income tax. During 2012, certain branches with operations in the western region of the PRC obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities that were settled after 31 December 2011 were adjusted to reflect the change in tax rate. The overall effect of change in tax rate amounting to RMB138 million was charged to the consolidated statement of comprehensive income. Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the period.

16. Dividends Pursuant to the shareholders_ approval at the Annual General Meeting held on 29 May 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling RMB5,433 million in respect of the year ended 31 December 2012 was declared and fully paid on 19 July 2013. Pursuant to the shareholders_ approval at the Annual General Meeting held on 30 May 2012, a final dividend of RMB0.069506 (equivalent to HK$0.085) per share totaling RMB5,625 million in respect of the year ended 31 December 2011 was declared and of which RMB5,235 million was paid on 20 July 2012. The remaining amounts were paid in December 2012. The Board of Directors has resolved not to pay an interim dividend. 17. Basic Earnings Per Share The calculation of basic earnings per share for the six-month period ended 30 June 2013 and 2012 is based on the profit attributable to equity holders of the Company of RMB10,213 million and RMB8,814 million, respectively, divided by 80,932,368,321 shares. The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented. 18. Capital Commitments As at 30 June 2013 and 31 December 2012, the Group had capital commitments as follows: 30 June 31 December 2013 2012 RMB millions RMB millions Authorised and contracted for Property 753 462 Telecommunications network plant and equipment 7,600 6,641 8,353 7,103 Authorised but not contracted for Property 993 764 Telecommunications network plant and equipment 9,730 8,401 10,723 9,165

19. Fair Value Measurements of Financial Instruments Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes. Fair Value Based on IFRS 13, Fair Value Measurement, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows: “ Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments “ Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data “ Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data The fair values of the Group_s financial instruments (other than long-term debt and payable, and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The Group_s available-for-sale equity investment securities are categorised as level 1 financial instruments. The fair value of the Group_s available-for-sale equity investment securities is RMB598 million as at 30 June 2013 (31 December 2012: RMB585 million), which was based on quoted market price on a PRC stock exchange. The Group_s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 6.8% (31 December 2012: 1.0% to 6.8%). As at 30 June 2013 and 31 December 2012, the carrying amounts and fair values of the Group_s long-term debt and payable were as follows: 30 June 2013 31 December 2012 Carrying Carrying amount Fair value amount Fair value RMB millions RMB millions RMB millions RMB millions Long-term debt and payable 92,845 91,814 93,282 92,931 During the period, there were no transfers among instruments in level 1, level 2 or level 3.

Related Party Transactions Transactions with China Telecom Group The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group. The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows: Six-month period ended 30 June 2013 2012 Note RMB millions RMB millions Purchases of telecommunications equipment and materials (i) 1,663 1,521 Sales of telecommunications equipment and materials (i) 2,078 1,241 Construction and engineering services (ii) 6,225 4,833 Provision of IT services (iii) 83 132 Receiving IT services (iii) 301 250 Receiving community services (iv) 1,220 1,144 Receiving ancillary services (v) 5,548 4,665 Operating lease expenses (vi) 281 193 Net transaction amount of centralised services (vii) 232 275 Interconnection revenues (viii) 20 21 Interconnection charges (viii) 200 217 Interest on amounts due to and loans from China Telecom Group (ix) 1,997 18 Lease of CDMA network facilities (x) 78 ? Lease of land use rights (xi) 7 ? CDMA network capacity lease fee (xii) ? 11,768 Reimbursement of capacity maintenance related costs of CDMA network (xiii) ? 897 Note: Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group. Represent construction and engineering as well as design and supervisory services provided by China Telecom Group. Represent IT services provided to and received from China Telecom Group. Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.

Related Party Transactions (continued) (a) Transactions with China Telecom Group (continued) Note: (continued) Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repair and maintenance of telecommunications equipment and facilities and certain customer services. Represent amounts received and receivable from/paid and payable to China Telecom Group for leases of business premises and the amounts paid and payable to China Telecom Group for inter-provincial transmission optic fibres. Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services. (viii) Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls. Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 7). Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA Network facilities located in Xizang Autonomous Region. Represent amounts received and receivable from/paid and payable to China Telecom Group for leases of land use rights. Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile telecommunications network (?CDMA network?) capacity. (xiii) Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company. Amounts due from/to China Telecom Group are summarised as follows: 30 June 31 December 2013 2012 RMB millions RMB millions Accounts receivable 826 626 Prepayments and other current assets 987 779 Total amounts due from China Telecom Group 1,813 1,405 Accounts payable 12,596 11,473 Accrued expenses and other payables 6,163 40,745 Short-term debt 18,229 820 Long-term debt and payable 61,710 61,710 Total amounts due to China Telecom Group 98,698 114,748

Related Party Transactions (continued) Transactions with China Telecom Group (continued) Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 7. As at 30 June 2013 and 31 December 2012, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group. On 25 August 2010, the Company and China Telecommunications Corporation entered into supplemental agreements to renew the CDMA network capacity lease agreement (?the 2010 CDMA Network Lease?), which it first entered into with China Telecommunications Corporation and which were approved by the Company?s independent shareholders at an Extraordinary General Meeting held on 16 September 2008, for a further term of two years expiring on 31 December 2012. Pursuant to the 2010 CDMA Network Lease, the lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue. For the year ended 31 December 2011 and 2012, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the previous year. The 2010 CDMA Network Lease expired on 31 December 2012 and was not renewed. Following the completion of the Mobile Network Acquisition, the Company leases certain CDMA Network facilities, properties and land use rights which do not form part of the assets acquired from China Telecom Group to maintain continuity in the business operations of the Company and the provision of the CDMA service by the Company. Accordingly, the Company entered into new related party transaction agreements with China Telecom Group on 22 August 2012 and the relevant agreements became effective on the day immediately after the completion date of the Mobile Network Acquisition. Such new related party transactions comprise (i) the CDMA Network Facilities Lease Framework Agreement, pursuant to which the Company mainly leases certain CDMA Network facilities located in Xizang Autonomous Region from China Telecom Group, and (ii) the Land Use Right Lease Framework Agreement, pursuant to which the Company and China Telecom Group mutually leases certain land use rights from each other in connection with their respective operations.

Related Party Transactions (continued) Key management personnel compensation Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. Key management personnel compensation of the Group is summarised as follows: Six-month period ended 30 June 2013 2012 RMB thousands RMB thousands Short-term employee benefits 4,469 4,547 Post-employment benefits 370 342 4,839 4,889 The above remuneration is included in personnel expenses. (c) Contributions to post-employment benefit plans As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member_s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees_ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group_s contributions for the above plans for the six-month period ended 30 June 2013 were RMB2,652 million (six-month period ended 30 June 2012: RMB2,320 million). The amount payable for contributions to the above plans as at 30 June 2013 was RMB707 million (31 December 2012: RMB615 million).

Notes to the Unaudited Interim Financial Statements (Continued) for the six-month period ended 30 June 2013 Related Party Transactions (continued) Transactions with other government-related entities The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People?s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as ?government-related entities?). Apart from transactions with parent company and fellow subsidiaries (Note 20(a)), the Group has collectively, but not individually significant transactions with other government-related entities, which include but are not limited to the following: rendering and receiving services, including but not limited to telecommunications services sales and purchases of goods, properties and other assets lease of assets depositing and borrowing use of public utilities These transactions are conducted in the ordinary course of the Group?s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not. The directors believe the above information provides appropriate disclosure of related party transactions. China Telecom Corporation Limited Interim Report 2013

Other Information MANAGEMENT DISCUSSION AND ANALYSIS According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the _Listing Rules_), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company?s 2012 Annual Report. PURCHASE, SALE OR REDEMPTION OF SECURITIES During the six-month period ended 30 June 2013, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company?s listed securities. DIRECTORS_ AND SUPERVISORS_ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES As at 30 June 2013, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the _SFO_)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the _Model Code_). As at 30 June 2013, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures. CHANGE OF DIRECTORS AND SUPERVISORS On 20 March 2013, Mr. Chen Liangxian resigned from his position as the Non-executive Director of the Company due to change in work arrangement. On 29 May 2013, the appointment of Mr. Xie Liang as the Non-executive Director of the Company was approved at the 2012 Annual General Meeting. On 19 August 2013, Mr. Mao Shejun has retired from his position as the Employee Representative Supervisor of the Company due to his age. On the same date, Mr. Tang Qi has been elected by democratic election of the employees of the Company as the Employee Representative Supervisor of the Company?s Supervisory Committee. CHANGE IN BIOGRAPHICAL DETAILS OF DIRECTORS The change in Directors_ biographical details, since the despatch date of the Company?s 2012 Annual Report is set out below: Dr. Qin Xiao, an Independent Non-executive Director of the Company, was appointed as a part-time professor at PBC School of Finance, Tsinghua University and ceased to be a part-time professor at the Graduate School of the People_s Bank of China. Mr. Tse Hau Yin, Aloysius, an Independent Non-executive Director of the Company, was appointed as the Independent Non-executive Director of CCB International (Holdings) Limited, a wholly- owned subsidiary of China Construction Bank Corporation. Madam Cha May Lung, Laura, an Independent Non-executive Director of the Company, was appointed as a member of the International Advisory Council of the China Banking Regulatory Commission and a Non-executive Director of Unilever, PLC and Unilever, N.V., and ceased to be a member of the Yale School of Management Board of Advisors. Save as stated above, there is no other information for the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com). [Graphic Appears Here]

Other Information (Continued) MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY As at 30 June 2013, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company?s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows: Percentage of Percentage of the respective the total Number of type of shares number of Name of Shareholder shares held Type of Shares in issue shares in issue Capacity (%) (%) China Telecommunications 57,377,053,317 Domestic shares 85.57% 70.89% Beneficial owner Corporation (Long position) Guangdong RisingAssets 5,614,082,653 Domestic shares 8.37% 6.94% Beneficial owner Management Co., Ltd. (Long position) Commonwealth Bank of 1,806,696,795 H shares 13.02% 2.23% Interest of controlled Australia (Long position) corporation Blackrock, Inc. 1,381,635,386 H shares 9.96% 1.71% Interest of controlled (Long position) corporation 7,286,500 H shares 0.05% 0.01% Interest of controlled (Short position) corporation JPMorgan Chase & Co. 1,257,736,869 H shares 9.06% 1.55% 101,429,249 shares (Long position) as beneficial owner; 4,846,000 shares as investment manager; and 1,151,461,620 shares as custodian corporation/ approved lending agent 40,419,201 H shares 0.29% 0.05% Beneficial owner (Short position) 1,151,461,620 H shares 8.30% 1.42% Custodian corporation/ (Shares available approved lending agent for lending) Save as disclosed above, as at 30 June 2013, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company. [Graphic Appears Here] China Telecom Corporation Limited Interim Report 2013 [Graphic Appears Here]

Other Information (Continued) AUDIT COMMITTEE The audit committee has reviewed with management and the Company?s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company?s Interim Report for the six months ended 30 June 2013. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company?s internal control mechanisms, strengthening information disclosure and enhancing the Company?s transparency, developing corporate governance practices and protecting shareholders_ interests to the maximum degree. The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2013. In the Company?s opinion, through supervision of the Board of Directors and Independent Non-executive Directors, and effective control of the Company?s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company?s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement. Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six months period ended 30 June 2013. COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2013 to 30 June 2013. FORWARD-LOOKING STATEMENTS Certain statements contained in this report may be viewed as _forward-looking statements_ within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company?s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the ?SEC?) and in the Company?s other filings with the SEC. China Telecom Corporation Limited 37 Interim Report 2013 [Graphic Appears Here]

China Telecom Corporation Limited